UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934*
__________________________________________

Cannae Holdings, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
13765N107
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13765N107	13G

1	NAME OF REPORTING PERSON Fidelity National Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,775,598
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,775,598
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,775,598
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.50%
12	TYPE OF REPORTING PERSON* CO
(1) Calculated based on 88,912,864 shares of common stock, par value $0.0001 per share, outstanding on October 29, 2021, as reported in the Issuer's Form 10-Q filed on November 9, 2021.

CUSIP No. 13765N107	13G

1	NAME OF REPORTING PERSON Commonwealth Land Title Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	5	SOLE VOTING POWER 0 (See Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,141,227 (1) (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0 (1) (See Item 4)
	8	SHARED DISPOSITIVE POWER 1,141,227 (1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,227 (1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.28% (1) (See Item 4)
12	TYPE OF REPORTING PERSON* CO
(1) Calculated based on 88,912,864 shares of common stock, par value $0.0001 per share, outstanding on October 29, 2021, as reported in the Issuer's Form 10-Q filed on November 9, 2021.

CUSIP No. 13765N107	13G

1	NAME OF REPORTING PERSON Fidelity National Title Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	5	SOLE VOTING POWER 0 (See Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,369,472 (1) (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0 (1) (See Item 4)
	8	SHARED DISPOSITIVE POWER 1,369,472 (1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,369,472 (1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.54% (1) (See Item 4)
12	TYPE OF REPORTING PERSON* CO
(1) Calculated based on 88,912,864 shares of common stock, par value $0.0001 per share, outstanding on October 29, 2021, as reported in the Issuer's Form 10-Q filed on November 9, 2021.

CUSIP No. 13765N107	13G

1	NAME OF REPORTING PERSON Chicago Title Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	5	SOLE VOTING POWER 0 (See Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,195,435 (1) (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0 (1) (See Item 4)
	8	SHARED DISPOSITIVE POWER 3,195,435 (1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,195,435 (1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.59% (1) (See Item 4)
12	TYPE OF REPORTING PERSON* CO
(1) Calculated based on 88,912,864 shares of common stock, par value $0.0001 per share, outstanding on October 29, 2021, as reported in the Issuer's Form 10-Q filed on November 9, 2021.

CUSIP No. 13765N107	13G

Item 1(a).    Name of Issuer
Cannae Holdings, Inc. ("Issuer").
Item 1(b).    Address of Issuer's Principal Executive Offices
1701 Village Center Circle
Las Vegas, NV 89134

Item 2(a).    Name of Person Filing
This statement is being filed on behalf of:
(i) Fidelity National Financial, Inc. ("FNF")
(ii) Commonwealth Land Title Insurance Company ("CLTIC");
(iii) Fidelity National Title Insurance Company ("FNTIC"); and
(iv) Chicago Title Insurance Company ("CTIC")
Item 2(b).    Address of Principal Business Office or, if None, Residence
The principal business office of each of the Reporting Persons is:

c/o Fidelitry National Financial, Inc.
601 Riverside Ave
Jacksonville, Florida 32204

Item 2(c).    Citizenship
(i) FNF: Delaware; and
(ii) CLTIC, FNTIC, and CTIC: Florida
Item 2(d).    Title of Class of Securities
Common Stock, $0.0001 par value per share.
Item 2(e).    CUSIP Number
13765N107
Item 3.        Not applicable.
Item 4.        Ownership
The beneficial ownership of the Reporting Persons as of the date of this Schedule 13G is as follows:
(a) - (c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective over pages to the Schedule 13 G are incorporated herein by reference.
FNF wholly owns CTIC, FNTIC, and CLTIC.
The breakdown of the ownership by Reporting Person is as follows (amounts beneficially owned; percentage of class):
•FNF - 5,775,598; 6.50%
•CLTIC - 1,141,227; 1.28%
•FNTIC - 1,369,472; 1.54%
•CTIC - 3,195,435; 3.59%
Item 5.        Ownership of Five Percent or Less of a Class

Not applicable.
Item 6.        Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.
Item 8.        Identification and Classification of Members of the Group
See Item 4(a).
Item 9.        Notice of Dissolution of Group
Not applicable.
Item 10.        Certification
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2022	FIDELITY NATIONAL FINANCIAL, INC.
		By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary